Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726



S. Friedenberg
Dial: 212-837-6465
l: frieden@hugheshubbard.com

August 24, 2005

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

August 19th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: [signature]
Hiroshi Takahashi
General Manager of
General Affairs Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Brief announcement of interim consolidated financial statements (non-audited), dated August 4, 2005, for the six-month period ended June 30, 2005 (English translation as Attachment 1)

2. Brief announcement of interim non-consolidated financial statements (non-audited), dated August 4, 2005, for the six-month period ended June 30, 2005 (English translation as Attachment 2)

3. Supplementary materials for consolidated interim financial results for the six-month period ended June 30, 2005 (English translation as Attachment 3)

4. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Notice Regarding Change of Trade Name" dated June 13, 2005 (English translation as Attachment 4)

   b. Document titled "Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2005" dated July 14, 2005 (English translation as Attachment 5)

   c. Document titled "F. Hoffmann-La Roche Announces 2005 Half Year Results" dated July 20, 2005 (English translation as Attachment 6)

   d. Document titled "Correction of Interim Consolidated Financial Statements (for the first half of fiscal year 2005.12 ended June 30, 2005" dated August 12, 2005 (English translation as Attachment 7)

[End]

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.


FASF
MEMBERSHIP



CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2005.12 ended June 30, 2005)

August 4, 2005

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: August 4, 2005
Parent Company Name: Roche Pharmholding B.V. Percentage of voting ownership held by the Parent Company: 50.6%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the First Half of Fiscal Year ended June 2005

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half of FY2005.12	¥159,243 million	12.1	¥39,925 million	78.7	¥42,734 million	80.8
First half of FY2004.12	¥142,002 million	—	¥22,337 million	—	¥23,638 million	—
FY ended December 2004	¥294,670 million		¥51,497 million		¥51,990 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half of FY2005.12	¥28,047 million	102.7	¥51.03	¥50.60
First half of FY2004.12	¥13,838 million	—	¥25.33	¥24.96
FY ended December 2004	¥34,117 million		¥62.27	¥61.34

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the first half ended June 30, 2005, none for the first half ended June 30, 2004, and none for the year ended December 31, 2004, respectively.

2. Average number of outstanding shares: 549,658,803 shares for the first half ended June 30, 2005, and 546,330,235 shares for the first half ended June 30, 2004, and 546,377,165 shares for the year ended December 31, 2004, respectively.

3. Change in method of accounting: Changed

4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

5. Due to the Company's change of fiscal year-end in previous year, the Company didn't present % change for net sales, operating income, recurring profit and net income, because this fiscal half-year period (Jan.-Jun.) wasn't the same as previous half-year period (Apr.-Sept.).

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of June 30, 2005	¥420,962 million	¥345,545 million	82.1%	¥627.13
As of June 30, 2004	¥402,194 million	¥305,070 million	75.9%	¥558.14
As of December 31, 2004	¥411,449 million	¥320,846 million	78.0%	¥583.61

Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 550,998,318 shares as of June 30, 2005, 546,588,849 shares as of June 30, 2004, and 549,604,725 shares as of December 31, 2004, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half of FY2005.12	¥35,176 million	¥6,964 million	¥(4,960) million	¥94,682 million
First half of FY2004.12	¥26,863 million	¥(18,933) million	¥(7,122) million	¥37,217 million
FY ended December 2004	¥51,494 million	¥(15,211) million	¥(13,718) million	¥57,380 million

(4) Scope of consolidation and application of equity method:

Number of consolidated subsidiaries:	15
Number of non-consolidated subsidiaries accounted for by the equity method:	—
Number of affiliates accounted for by the equity method:	—

(5) Changes in scope of consolidation and application of equity method:

Number of companies newly consolidated:	1
Number of company excluded from consolidation:	1
Number of companies newly accounted for by the equity method:	—
Number of companies excluded from the equity method of accounting:	—

2. Forecast for the Year Ending December 31, 2005 (January 1, 2005 - December 31, 2005)

	Net Sales	Recurring Profit	Net Income
FY ending December 2005	¥315,000 million	¥72,000 million	¥51,500 million

Reference: Projected net income per share for the year ending December 31, 2005 is ¥93.47.

Note: The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

See page 10 as to the above forecasts.

Outline of Chugai Group

PHARMACEUTICAL SEGMENT

(As of June 30, 2005)



<Domestic>
<Overseas>
CHUGAI PHARMACEUTICAL CO., LTD.
<R&D>
*Chugai Research Institute for Medical Science Inc.
(Research and development of pharmaceuticals)
*Chugai Clinical Research Center Co., Ltd.
(Clinical research for pharmaceuticals)
Contract research
<Production>
Tohoku Chugai Pharmaceutical Co., Ltd.
(Contract production of pharmaceuticals)
Contract production
<Others>
*Chugai Business Support Co., Ltd.
(Administrative support service)
*Chugai Distribution Co., Ltd.
(Storage and transportation)
*Medical Culture Inc.
(Literature documentation)
*Chugai Techno Business Co., Ltd.
(Building maintenance service)
##Eikou Kasei Co., Ltd.
(Discontinued after business transfer)
Other contract operation
Raw materials
Collaborative research
<R&D, Production, Sales>
-F. Hoffmann-La Roche Ltd.
(Research and development, production and sales of pharmaceuticals
Contract research
<R&D>
*Chugai Pharma U.S.A., LLC
(Clinical development and submission of applications for new drugs in the US)
*Chugai Pharma Europe Ltd.
(Clinical development and submission of applications for new drugs in Europe)
#C&C Research Laboratories
(Research and development in Korea)
Products
<Sales>
*Chugai Pharma Marketing Ltd.
(Sales administration /Sales of pharmaceuticals in Europe)
*Chugai Pharma U.K. Ltd.
(Sales of pharmaceuticals in the UK)
*Chugai Pharma France S.A.S.
(Sales of pharmaceuticals in France)
*CHUGAI sanofi-aventis S.N.C.
(Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in Europe)
*Chugai Pharma Taiwan Ltd.
(Sales of pharmaceuticals in Taiwan)
Other contract operation
<Others>
*Chugai U.S.A. Inc.
(Holding company/ Business administration in the US)
*Chugai Pharma (Shanghai) Consulting Co., Ltd.
(Provision of medical information on drugs in China)
##Shanghai Chugai Pharma Co., Ltd.
(Applied for liquidation)
* Consolidated subsidiary
Subsidiary not consolidated nor accounted for by the equity method
Affiliated companies not accounted for by the equity method
- Subsidiary of the parent company

- There is no company listed on a stock exchange.
- As "Other segment", which represented the insecticides business, was divested in the previous fiscal year, the single business segment of "Pharmaceutical business" is shown.
- The shares of Tohoku Chugai Pharmaceutical Co., Ltd. were transferred to Nipro Corporation as of June 30, 2005.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company F. Hoffmann-La Roche (Headquarters:Switzerland) (Roche), Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Basic Profit Distribution Principles

With regard to income distribution, we aim to expand the return of profit for all shareholders. Taking due account of medium-to-long-term strategic investment funding needs and earnings prospects, while continuing to base dividend payments on consolidated results for each period, we aim to ensure a dividend payout ratio of 30% on average. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of innovative antibody drugs. In addition, we are working with our strategic partner Roche to establish Chugai as a leader in Japan in non-small molecule drug discovery research as well as with regard to our clinical development pipeline and product lineup. To further concentrate management resources, Chugai transferred its nonprescription products business to Lion Corporation at the end of 2004, establishing itself as a pure-play prescription pharmaceuticals company.

Chugai's new Medium-Term Management Plan for fiscal 2005 through fiscal 2010, "Sunrise 2010", aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas. The plan has set the objectives of achieving net sales of ¥360 billion and an operating income margin of 20% or more in fiscal 2010.

4. Future Tasks

Under its Medium-Term Management Plan, Sunrise 2010, Chugai aims to dramatically bolster the competitiveness of its research, development, manufacturing, marketing, and sales operations as well as to achieve a high rate of growth. The plan identifies the continuous development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche. Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has demonstrated substantial growth in the domestic market and is working to maximize product value and increase its presence in priority fields by establishing strategic marketing functions and consistently working to meet the needs of the medical community and the market from the early stages of research and development through post-launch.

In addition, the Company aims to capture a greater share of the domestic market and gain the No. 1 position in the oncology, renal disease, and bone and joint domains by reinforcing its sales organization.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA, an humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

5. Corporate Governance

(1)Basic philosophy regarding corporate governance

Chugai places the issue of thoroughgoing corporate governance among its most crucial management tasks, and it considers the strengthening of decision making and the clarification of responsibility for the sake of continual expansion of corporate value to be particularly important issues.

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

(2) Status of implementation of corporate governance measures

Chugai has adopted a corporate governance system based on corporate auditors. The Board of Directors, comprising 12 directors as of June 30, 2005, including six outside directors, handles important decision-making at the management level and supervises the conduct of business operations. We have not established a special support staff for outside directors; this task is assigned to the Secretarial Department working for the internal directors.

There are four corporate auditors, two of whom are outside auditors. They rigorously monitor important management-level decision-making and the conduct of business operations. To ensure optimal auditing functions, we have established an auditing support staff for both internal and outside auditors.



General Shareholders Meeting
Selection / Dismissal
Selection / Dismissal
Selection / Dismissal
Board of Directors
Members of the Board
Selection / Dismissal
President&CEO
Board of Auditors
Corporate Auditors
Audit
Audit
IAC
*
Advice
Management Committee
Accounting Audit
Accounting Auditor
Executive Officers
Risk Management Committee
Corporate Social Responsibilities Committee
Promotion
Internal Auditing Department
Operating Organization

*International Advisory Council

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the president and key executive officers, is entrusted by the Board of Directors to make important decisions regarding the execution of business operations and notifies the Board of all such decisions.

In addition, Chugai's internal control organization—the Internal Auditing Department—works to maintain and improve the soundness of operations by monitoring the execution of operations throughout the Group to assess their efficiency, rationality, and compliance and submitting reports on its findings as well as proposals for improvement to the Management Committee.

As for risk management, the entire Group works together under the guidance of the Risk ManagementCommittee—a sub-organization of the Management Committee—and the General Affairs Department's Risk Management Group to mitigate risks. In addition, the Company has in place a framework for rapidly and appropriately dealing with contingencies, should they arise.

Furthermore, we have formulated the Chugai Business Conduct Guidelines (BCG)—a concrete code of conduct—and established the Corporate Social Responsibilities Committee, a sub-organization of the Management Committee, and the Corporate Social Responsibilities Department, a full-time organization, to promote the advancement of these guidelines with the aim of reinforcing initiatives to fulfill our social responsibilities. The Corporate Social Responsibilities Committee and the Corporate Social Responsibilities Department maintain offices staffed by outside specialists where employees may discuss matters related to the observance of BCG. In addition, these organizations work with each department's members of Corporate Ethics Promotion Committee appointed to promote and enhance efforts to fulfill social responsibilities, including those related to corporate ethics, the environment, social contribution, and the protection of personal information and other compliance issues, through such measures as periodic corporate ethics training for all employees.

Chugai undergoes regular financial audits conducted by the accounting firm Ernst & Young ShinNihon and seeks legal counsel related to business management as well as daily operations as necessary.

(3)Measures to counter potential conflict of interest issues (in personal, capital, business and other relations) involving outside directors and outside auditors

Among the Company's outside directors, **Dr. Franz B. Humer** is the Chairman of the Board and Chief Executive Officer of Roche Holdings, a parent company of Chugai. In addition, **Mr. William M. Burns** and **Prof. Dr. Jonathan K.C. Knowles** are members of the Executive Management Committee of the Roche Group.

(4) Progress in improving corporate governance measures over the last year

The regular general meeting of shareholders held in March 2005 resolved to add one more outside director to further strengthen the supervision of the conduct of business operations and ensure the greater transparency of management.

To prepare for the entry into effect of the Law concerning the Protection of Personal Information, the Company created a number of new posts and offices: CPO (Chief Protection Officer: general coordinator for protection of personal information, executive officer in charge of General Affairs), an office for promoting the protection of personal information (under General Affairs), and a personal information management officer/coordinator for each business unit within the Company. The Company has also compiled guidelines for the handling of personal information, and stepped up training for all Company employees to ensure due protection in the handling of personal information.

6. Relationship with the Parent Companies and Related Parties

(1)Business name of the parent companies, etc.

Parent company, etc.	Attribute	Ratio of ownership voting rights (%)	Stock exchange where shares issued by parent company are listed
Roche Holding Ltd.	Parent company	50.6 (50.6)	Swiss Exchange NASDAQ (ADR)
Roche Finace Ltd.	Parent company	50.6 (50.6)	
Roche Pharmholding B.V.	Parent company	50.6	

In the parenthesis of "Ratio of ownership voting rights" are shown ratio of indirect ownership, which is a breakdown.

(2)Business name of the most influential parent company and the reason of influence

Business name	Roche Holding Ltd.
Reasons	The two companies, Roche Finance Ltd. and Roche Pharmholding B.V., are virtually holding companies. All decision-makings as Roche Group are done by Roche Holding Ltd.

(3)Position of the listed company in the company group ot the Parent companies, and other relations with the Parent Companies

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (Roche Pharmholding) (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.

Three of the outside directors as of June 30, 2005 were members of the Executive Committee of the Roche Group.



Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.6% (Percentage of voting ownership)
CHUGAI PHARMACEUTICAL CO., LTD.

(4)Reason of exemption from timely disclosure of company information on the Parent Companies that are not listed

The Parent companies are the issuer of the shares that are listed in foreign stock exchanges.

(5)Transactions with the Related Parties (from January 1 to June 30, 2005 of the fiscal year 2005)

Attribute	Name of company	Address	Common Stock	Business contents	Rate of voting ownership	Relationship: Interlocking director	Relationship: Relationship on business	Transaction	Amount of transaction (*)	Account	Ending balance (*)
Parent company	Roche Pharmholding B.V.	Holland Woerden	Euro 467,847,857	Holding Company	Directly owned 50.6%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bond	2,404
								Payment of bond interest	12	Accrued expense	5

(*): Millions of Yen

Policy for trading terms and conditions

- For capital transactions, interest rates are reasonably determined in consideration with market interest rates.

Financial Review and Financial Position

1. Business Overview

(1) Overview of First Six Months of Fiscal 2005

a) Sales Results

During the period under review, the environment surrounding the pharmaceuticals industry remained extremely challenging while Government medical cost reduction policies remained in place.

In this business climate, Chugai sought to increase its importance as a member of the Roche Group and endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

Sales of our anti-influenza agent Tamiflu® were far higher than expected due to a large-scale outbreak of influenza in February and March 2005. A strong performance was also posted by the recombinant human erythropoietin Epogin®, a mainstay product, and other products. A further contribution to sales came from the rising market profile of the Evista® osteoporosis treatment launched in May 2004.

Overseas sales, including exports, totaled ¥11,083 million, rise of 23.7% on the same period of the previous fiscal year. Overseas sales accounted for 7.0% of the company sales total.

As a result, net sales for the interim term amounted to ¥159,243 million, rise of 12.1% on the same period of the previous fiacal year.

b) Financial Results

On the profit level, both operating income and recurring profit increased, due to the increase in gross profit led by strong sales alongside the continued efforts to improve efficiency in expenses. Net income rose due to such factors as milestone income from Roche related to the co-development of our in-house development product MRA, as well as gains from the transfer of Kagamiishi Plant and from the sale of the land of the former Matsunaga Plant, offsetting impairment losses on idle asset and costs related to closure of offices.

Operating income totaled ¥39,925 million, rise of 78.7% on the same period last year, recurring profit ¥42,734 million, rise of 80.8% on the same period last year, and interim net income ¥28,047 million, rise of 102.7% on the same period last year. This performance chiefly reflected a partial deferment of the booking of sales promotion and R&D expenses to the second half of the year and the impact of reforms to Japan's pension system.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	153.1	159.2	1.04
Operating Income	36.6	39.9	1.09
Recurring Profit	40.1	42.7	1.07
Net Income	27.3	28.0	1.03

The Company plans to pay interim dividends of ¥12 per share.

c) R&D Activities

In Japan and abroad, Chugai is actively engaged in prescription pharmaceutical R&D activities.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint disease domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

In the interim period under review, R&D costs totaled ¥22,893 million.

Research initiatives included the April 2005 establishment of Forerunner Pharma Research Co., Ltd., through a capital partnership with Mitsui & Co., Ltd., and the Central Institute for Experimental Animals. The new company will conduct research aimed at developing innovative new pharmaceutical and diagnostic products through the fusion of our pharmaceutical development technologies with the cutting-edge expertise and research data resources of universities and research institutions.

As part of our realignment of R&D functions, we closed down the Tsukuba Research Laboratory, which specialized in antibody research, at the end of March 2005, after transferring its functions to the Fuji-Gotemba research laboratories in line with plans to bring antibody research themes to the development stage at an early date.

Furthermore, to strengthen our tri-polar global development collaborations with Japanese, U.S., and European centers, we relocated Chugai Pharma USA, LLC, from San Diego, California, to Bedminster, New Jersey, in April 2005.

As for clinical development activities in Japan, the Company saw progress in the fields of oncology, renal disease, bone and joint disease, and other disease.

Oncology

- In June 2005, we completed Phase III clinical trials of our recombinant human erythropoietin EPOCH (marketed as Epogin) to expanding its indication to include the treatment of chemotherapy-induced anemia. Based on our results, we plan to submit an application for approval within the current fiscal year.
- In June 2005, we began clinical pharmacological trials of continuous erythropoiesis receptor activator R744 (expected indication: chemotherapy-induced anemia).
- We are conducting Phase I clinical trials of humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer). We were requested to conduct Safety Confirmation Study by the Fifth Investigational Committee for Usage of Unapproved Drugs held in July 2005, and we are now consulting with the authority how to proceed with the trials and how to expedite the filing of application.
- We completed Phase II clinical trials for our 5-FU derivative R340 (marketed as Xeloda; expected additional indication: colorectal cancer) and had been preparing to make an application in the middle of 2005, but after consultations with the authority, the plan needs to be reconsidered as the needs arose to clarify the clinical positioning of the drug as a single agent treatment, and to consider combined use with R435 and/or oxaliplatin. Therefore, we are rethinking our application strategy and time-frame.
- We are considering future development options for CHC12103, poly-(L-glutamic acid)-paclitaxel conjugate, as according to the announcement of the licenser, Cell Therapeutics Inc., the drug did not meet the primary endpoint in its Phase III clinical trials conducted overseas, while the safety profile significantly improved.
- We completed Phase I clinical trial and are now assessing the data for the humanized antibody PTHrP monoclonal antibody CAL (expected indication: hypercalcemia of malignancy).

Renal Disease

- In July 2005 we launched the phosphate binding agent PB-94 (hyperphosphatemia treatment) in the Taiwanese market under the name Renagel.

Bone and Joint Disease

- We launched Phase II clinical trials for the bisphosphonate agent R484 (oral; expected indication: osteoporosis).
- We completed Phase III double-blind clinical trials for the humanized anti-human IL-6 receptor monoclonal antibody MRA (marketed as Actemra; expected additional indication: rheumatoid arthritis), and are preparing an application for manufacturing and marketing approval, which we aim to submit in the first half of 2006.

Other Disease

- In June 2005, we submitted an application for manufacturing and marketing approval for the use of the antiviral agent R964 in combination with peginterferon Pegasys in chronic hepatitis C patients, having achieved positive results in Phase III clinical trials.
- In April 2005, we received approval to manufacture and market the humanized anti-human IL-6 receptor monoclonal antibody MRA for use in the improvement of various symptoms and laboratory findings associated with Castleman's

liver function improvement in decompensated cirrhosis).

At present, we are awaiting the approval of applications filed for the manufacture and marketing of six agents under development, including R964 (expected indication: chronic hepatitis C).

Clinical Development Activities Overseas

- In January 2005, we began multinational (excluding Japan) Phase III clinical trials of MRA. This drug is being developed in collaboration with Roche (expected indication: rheumatoid arthritis).
- Results from Phase II clinical trials conducted through Chugai Pharma USA, LLC in the United States for the gastrointestinal motility agent GM-611 (expected indication: diabetic gastroparesis) demonstrate efficacy in the improvement of symptoms associated with diabetic gastroparesis. We are currently preparing to start phase III clinical trials.
- Results in Phase I/II clinical trials conducted in the United States for the humanized antibody PTHrP monoclonal antibody CAL (expected indication: cancer-related bone metastasis) raised no concerns regarding safety or acceptability. However, we were unable to evaluate the agent's clinical usefulness, are now considering what steps to take in future.

(2) Outlook for the Current Fiscal Year

In Japan, the market expanded sharply in the interim period due to a major outbreak of influenza and severe hay fever season at the beginning of the term; however, we expect the operating environment to deteriorate over the full term, blunting market growth, as a string of reforms to Japan's medical system take effect.

The period ending December 31, 2005, will be a turning point in our alliance with Roche, the year in which initial performance targets are set. At the same time, it will be the first settlement of accounts focusing on prescription pharmaceuticals after the transfer of our OTC business [to Lion Corporation].

We forecast consolidated sales for the full term of ¥315.0 billion, on continuing strong performances from mainstay products. Turning to earnings, we forecast consolidated operating income of ¥70.0 billion and consolidated recurring profit of ¥72.0 billion, reflecting increased gross profit on sales and the streamlining of general costs. We expect consolidated net income to come in at ¥51.5 billion, reflecting a gain from the return of the Company-managed portion of the employee Welfare Pension Fund.

Note: The above earnings outlook is based on information available at the time of preparation and contains predictions considered reasonable by the Company. As such, this outlook is subject to potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. Financial Position

(1) Overview of First half of Fiscal 2005 (January-June, 2005)

At the end of the consolidated interim period, total assets stood at ¥420,962 million, an increase of ¥9,512 million year on year. Total liabilities declined ¥15,137 million year on year, to ¥74,002 million. The main factor driving up assets was the large increase in sales of the anti-influenza agent Tamiflu®, which pushed up cash on hand and in bank, while contributing to the decline in liabilities was the reduction of accounts payable. Working capital (current assets less current liabilities) came to ¥243,008 million, and the current ratio was 568.8%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥345,545 million, up ¥24,699 million from the previous fiscal year-end, and the equity ratio was 82.1%, which was 78.0% at the same period last year.

(2) Cash Flows

Net cashe provided by operating activities amounted to ¥35,176 million, rise of ¥8,313 million on the same period last year, due to brisk sales of Tamiflu and other products that led to interim net profit before taxes of ¥44,232 million, and a decrease in inventory, which compensated for the payment of corporate taxes and a decrease in trade notes and accounts payable, since the previous fiscal year-end.

Net cash from investing activities totaled ¥6,964 million, rise of ¥25,898 million on the same period last year, on the redemption of bonds.

Net cash used in financing activities amounted to ¥4,960 million, rise of ¥2,161 million on the same period last year, due to such factors as an increase in dividend payments.

Thus, cash and cash equivalents at the end of the period under review amounted to ¥94,682 million, rise of ¥37,302 million on the same period last year.

(3) Financial Indices

	Interim period for FY2003.12	Interim period for FY2004.12	Interim period for FY2005.12	Year-end for FY2003.12	Year-end For FY2004.12
Equity ratio (%)	72.3	75.9	82.1	73.2	78.0
Market value equity ratio (%)	191.8	232.7	224.1	207.8	226.3
Redemption of debt (years)	0.3	0.2	0.1	0.5	0.1
Interest coverage ratio	113.0	160.3	351.0	79.4	169.3

Equity ratio: equity/total assets

Market value equity ratio: total market capitalization/total assets

Interest-bearing debt to cash flows from operating activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest-bearing debt to cash flows from operating activities (Interim period): interest-bearing debt/ operating cash flow (prior to interest and income tax deductions) x 2

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.

* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).

* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.

* Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.

* The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

* Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the redemption of debt has been calculated using the following formula: interest-bearing debt / (operating cash flow (before interest and income taxes) x 12/9).

3. Business Risk

Chugai's corporate performance is subject to major impact from a range of possible future events. Below, we list what we consider the principal sources of risk to the development of our business. We recognize the possibility of these risk events actually occurring, and have prepared policies to forestall such risks and take appropriate measures when they do occur.

The future risks identified in this section are based on assessments made by the Company as of the end of the interim consolidated fiscal period.

(1) New product development

With the goal of becoming a top Japanese pharmaceutical manufacturer capable of continuously delivering innovative new drugs, Chugai aggressively pursues R&D in Japan and abroad. As of June 30, 2005, we had over 20 projects in our development pipeline. However, it will not be possible to bring all of them smoothly through to market from the research and development stages, and we expect to have to abandon development in some cases. When such a situation occurs, there is a possibility of major impact on our business performance and financial position, depending on the product under development.

(2) Side effects

Medical products are approved in Japan by the Ministry of Health, Labour and Welfare after stringent screening. However, advances in science and technology and years of careful post-marketing monitoring of pharmaceutical product use mean that side effects are discovered in a good number of drugs. In cases where unexpected side effects occur after marketing, there is a risk of significant impact on our business performance and financial position.

(3) Reform of Japan's medical system

Japan's medical insurance system is being reformed against a backdrop of rapid demographic change, with a falling birth rate and increasing numbers of aged citizens.

As part of this process, measures are being taken to curb medical expenses. Revisions have been made to the system of reimbursement of medical fees, and debate is continuing in such areas as drug price reform. The Company's business performance could be significantly affected by future developments in medical system reform, including drug price reform.

(4) Intellectual Property (IP) rights

The Company recognizes that it applies intellectual property rights in pursuing its R&D and other business activities, and takes care to distinguish its own proprietary intellectual property rights and licensing arrangements recognized under law. However, the possibility remains of our infringing on third-party intellectual property rights without being aware of the fact. Major disputes over intellectual property rights relating to our business could have major impact on our business performance. In April 2004, we were sued by Ajinomoto Co., Inc., at the Tokyo District Court over alleged patent infringement relating to the manufacturing processes used for some of our products. The Company denies patent infringement in this case, and is defending its position in the legal proceedings, including its contention of the invalidity of the patent(s) in question. However, a verdict in any way unfavorable could impact on our business performance and financial position.

(5) Foreign exchange-rate fluctuations

The Company's business activities include exports and imports transactions denominated in foreign currencies. The Company protects itself against exchange-rate and similar risk through hedging contracts, but it is impossible to completely eliminate such risk, and there is a possibility, albeit minor, of adverse effects on the Company's business results and financial position from such risk.

Summary of Production, Orders and Sales

1. Mainstay Products by Product Applications

Product Application	Mainstay products
Central Nervous System	Amoban, Rohypnol, Laughing gas
Cardiovascular, Respiratory	Sigmart, Renagel, Rythmodan, Bezalip, Preran, Lanirapid, Digosin
Gastrointestinal	Kytril, Ulcerlmin
Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason
Hematological Agents	Epogin, Neutrogin
Metabolic	Suvenyl, Evista, Euglucon, Cellcept
Anticancer, Chemotherapeutic	Tamiflu, Rituxan, Herceptin, Furtulon, Xeloda, Picibanil
Antibiotic	Rocephin, Cefotax
Other	Pegasys, Benambax

2. Production

(1)Production volume by product application

(Millions of Yen)

Product Application	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	Change (Compared to the First Half of FY 2004.12)	FY 2004.12 (Jan. 1, 2004- Dec. 31, 2004)
Central Nervous System	5,123	4.4 %	9,418
Cardiovascular, Respiratory	18,675	34.9	26,818
Gastrointestinal	8,354	(2.1)	16,435
Hormone, Vitamin, Tonic	12,059	(32.1)	36,098
Hematologic Agents	49,342	7.2	89,218
Metabolic	7,566	(25.6)	18,845
Anticancer, Chemotherapeutic	18,928	(33.4)	61,803
Antibiotic	3,171	(0.3)	5,480
Other	6,072	43.5	7,768
Total	129,293	(5.7)	271,886

Note: 1. Amounts are computed based on expected sales price net of consumption tax.

2. Other business segment of public hygiene medicine is excluded from the above table. Production volume of the segment were 1,032 million yen for the first half of 2004 and 1,891 million yen for the fiscal year 2004.

(2)**Purchase volume by product application**

(Millions of Yen)

Product Application	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	Change (Compared to the First Half of FY 2004.12)	FY 2004.12 (Jan. 1, 2004- Dec. 31, 2004)
Central Nervous System	1,599	(5.3) %	3,356
Cardiovascular, Respiratory	2,720	(19.7)	5,837
Gastrointestinal	212	251.7	280
Hormone, Vitamin, Tonic	354	(6.0)	833
Metabolic	3,482	(30.0)	9,213
Anticancer, Chemotherapeutic	6,684	(4.5)	10,988
Other	171	(54.3)	625
Total	15,225	(14.8)	31,135

Note: 1. Amounts are computed based on expected sales price net of consumption tax

2. Other business segment of public hygiene medicine is excluded from the above table. Purchase volume of the segment were 331 million yen for the first half of 2004 and 376 million yen for the fiscal year 2004.

3. *Orders*

All of the Chugai Group's production are based on sales forecast, not on orders.

4. *Sales by Product Application*

(Millions of Yen)

Product Application	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	Change (Compared to the First Half of FY 2004.12)	FY 2004.12 (Jan. 1, 2004- Dec. 31, 2004)
Central Nervous System	6,553	3.3 %	13,715
Cardiovascular, Respiratory	18,615	16.8	33,189
Gastrointestinal	7,792	6.0	16,176
Hormone, Vitamin, Tonic	15,251	4.0	31,234
Hematologic Agents	48,082	6.7	96,765
Metabolic	12,328	(20.3)	32,808
Anticancer, Chemotherapeutic	42,825	62.2	50,429
Antibiotic	2,913	(2.7)	5,740
Other	4,879	30.9	9,454
Total	159,243	15.4	289,513

Note: 1. Amounts are net of consumption tax.

2. Other business segment of public hygiene medicine is excluded from the above table. Sales of the segment were 4,043 million yen for the first half of 2004 and 5,156 million yen for the fiscal year 2004.

Interim Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of June 30, 2004			As of June 30, 2005			As of December 31, 2004		
Assets			%			%			%
Current assets:									
Cash and deposits		37,217			94,682			57,380	
Trade notes and accounts receivables		104,632			104,262			104,685	
Marketable securities		42,384			33,373			39,937	
Inventories		57,068			44,722			57,916	
Deferred tax assets		8,784			10,723			9,992	
Other		4,838			7,407			5,680	
Reserve for doubtful accounts		(841)			(326)			(656)	
Total current assets		254,083	63.2		294,846	70.0		274,937	66.8
II Fixed assets:									
1. Tangible fixed assets:									
Buildings and structures	106,330			97,307			104,096		
Accumulated depreciation	55,701	50,629		53,769	43,538		55,956	48,139	
Machinery and vehicles	63,273			53,708			60,341		
Accumulated depreciation	45,954	17,319		42,367	11,340		45,672	14,669	
Furniture and fixtures	33,841			32,440			33,832		
Accumulated depreciation	27,343	6,497		26,607	5,833		27,309	6,522	
Land		10,938			9,941			10,703	
Construction in progress		7,466			4,214			10,016	
Total tangible fixed assets		92,851			74,868			90,051	
2. Intangible fixed assets:									
Software		—			4,509			—	
Other		3,036			2,364			2,791	
Total intangible fixed assets		3,036			6,873			2,791	

Accounts	As of June 30, 2004			As of June 30, 2005			As of December 31, 2004		
			%			%			%
3. Investments and other assets:									
Investment securities		19,531			15,268			13,263	
Long-term loans		178			101			152	
Deferred tax assets		18,394			15,613			17,038	
Other		14,419			13,670			13,554	
Reserve for doubtful accounts		(302)			(281)			(340)	
Total investments and other assets		52,221			44,373			43,669	
Total fixed assets		148,110	36.8		126,116	30.0		136,512	33.2
Total assets		402,194	100.0		420,962	100.0		411,449	100.0

(Millions of Yen)

Accounts	As of June 30, 2004	%	As of June 30, 2005	%	As of December 31, 2004	%
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	12,446		11,469		19,164	
Short-term borrowings	—		1,000		1,000	
Other payables	7,254		4,446		6,960	
Accrued income taxes	6,384		13,723		8,132	
Deferred tax liabilities	5		2		3	
Accrued consumption tax	1,198		1,559		2,448	
Accrued expenses	11,671		9,429		16,256	
Reserve for bonuses to employees	4,002		3,788		3,845	
Reserve for sales returns	438		70		67	
Reserve for sales rebates	1,629		1,502		1,606	
Other	2,861		4,844		3,870	
Total current liabilities	47,894	11.9	51,837	12.3	63,356	15.4
II Fixed liabilities						
Bonds with warrant	6,011		2,404		3,306	
Convertible bonds	3,395		1,306		1,861	
Long-term debt	1,000		—		—	
Deferred tax liabilities	21		3		3	
Reserve for employees' retirement benefits	36,701		17,986		20,189	
Reserve for officers' retirement benefits	348		430		393	
Other	347		33		30	
Total fixed liabilities	47,825	11.9	22,164	5.3	25,783	6.3
Total liabilities	95,719	23.8	74,002	17.6	89,139	21.7
Minority interests						
Minority interests	1,403	0.3	1,414	0.3	1,462	0.3
Shareholders' equity						
I Common stock	68,409	17.0	71,261	16.9	70,531	17.1
II Additional paid-in capital	88,271	21.9	91,115	21.7	90,387	22.0
III Retained earnings	150,707	37.5	187,861	44.6	164,854	40.1
IV Net unrealized gain on securities	3,657	0.9	2,842	0.7	2,405	0.6
V Foreign Currency translation adjustments	(29)	(0.0)	97	0.0	283	0.1
VI Treasury stock, at cost	(5,945)	(1.4)	(7,631)	(1.8)	(7,616)	(1.9)
Total shareholders' equity	305,070	75.9	345,545	82.1	320,846	78.0
Total liabilities, minority interests and shareholders' equity	402,194	100.0	420,962	100.0	411,449	100.0

Interim Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2004.12 (Jan.1,2004-Jun.30,2004)			First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)			FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)		
			%			%			%
I Net sales		142,002	100.0		159,243	100.0		294,670	100.0
II Cost of sales:		54,416	38.3		59,047	37.1		111,538	37.9
Gross profit		87,586	61.7		100,196	62.9		183,131	62.1
Reserve for sales returns		(60)	(0.0)		2	0.0		(431)	(0.1)
Net gross profit		87,646	61.7		100,193	62.9		183,563	62.3
III Selling, general and administrative expenses (* 1)		65,308	46.0		60,268	37.8		132,065	44.8
Operating income		22,337	15.7		39,925	25.1		51,497	17.5
IV Non-operating income:									
Interest income	181			198			425		
Dividend income	53			61			89		
Life insurance dividends received	446			404			446		
Patent royalties	612			647			1,155		
Gain on foreign exchanges	339			469			399		
Gain on derivatives	—			335			—		
Other	1,134	2,767	1.9	1,629	3,745	2.4	2,014	4,529	1.5
V Non-operating expenses:									
Interest expense	137			124			326		
Loss on disposal of fixed assets	281			151			449		
Reserve for doubtful accounts	24			2			63		
Loss on inventories	499			100			1,160		
Loss on derivatives	186			—			609		
Other	336	1,466	1.0	557	936	0.6	1,426	4,036	1.4
Recurring profit		23,638	16.6		42,734	26.8		51,990	17.6
VI Extraordinary gain:									
Gain on sale of OTC business(*2)	—			—			9,337		
Gain from transfer to defined contribution pension system(*3)	—			—			2,495		
Fee of Licensing Agreement (*4)	—			1,667			—		
Gain on sale of fixed assets(*5)	—	—	—	722	2,389	1.5	—	11,833	4.0

Accounts	First Half of FY 2004.12 (Jan.1,2004-Jun.30,2004)			First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)			FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)		
VII Extraordinary loss:									
Office closing cost (*6)	—			341			2,093		
Special severance payment(*7)	—			—			4,242		
Impairment loss(*8)	—	—	—	549	890	0.6	—	6,335	2.2
Income before income taxes and minority interests		23,638	16.6		44,232	27.8		57,488	19.5
Income taxes:									
Current	6,970			15,098			18,823		
Deferred	2,253	9,224	6.5	439	15,537	9.8	3,515	22,339	7.6
Minority interests		576	0.4		648	0.4		1,031	0.4
Net income		13,838	9.7		28,047	17.6		34,117	11.6

Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)		First Half of FY 2005.12 (Jan.1,2005–Jun.30, 2005)		FY 2004.12 (Jan.1,2004-Dec.31, 2004)	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of year		88,099		90,387		88,099
II Increase in Additional paid-in capital						
Conversion of convertible bonds	21		276		786	
New stock by preemptive right	150		450		1,501	
Gain on disposal of treasury stock	0	171	0	727	0	2,288
III Additional paid-in capital at ending balance		88,271		91,115		90,387
(Retained earnings)						
I Retained earnings at beginning of year		144,062		164,854		144,062
II Increase in retained earnings						
Net income	13,838	13,838	28,047	28,047	34,117	34,117
III Decrease in retained earnings						
Dividends paid	7,102		4,946		12,021	
Bonuses to directors	90		94		90	
Decrease of interest in subsidiaries	—	7,192	—	5,040	1,212	13,324
IV Retained earnings at ending balance		150,707		187,861		164,854

Interim Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan.1,2005–Jun.30, 2005)	FY 2004.12 (Jan.1,2004-Dec.31, 2004)
I Cash flows from operating activities			
Income before income taxes and minority interests	23,638	44,232	57,488
Depreciation and amortization	6,844	6,734	14,383
Impairment loss	—	549	—
Decrease in reserve for employees' retirement benefits	(2,856)	(2,199)	(19,369)
Interest and dividend income	(234)	(259)	(514)
Interest expense	137	124	326
Loss on disposal of fixed assets	281	151	449
Profit from sales of fixed assets	—	(716)	(123)
Loss on sales and revaluation of investment securities	(182)	(194)	(66)
Decrease (increase) in notes and accounts receivable	9,300	441	8,781
Increase in inventories	(3,853)	13,203	(4,665)
(Decrease) increase in notes and accounts payable	(8,198)	(7,706)	(1,245)
Increase (decrease) in accrued consumption tax	914	(888)	2,227
Other	(3,854)	(8,642)	(1,063)
Subtotal	21,936	44,828	56,608
Interest and dividends received	234	259	514
Interest paid	(138)	(128)	(337)
Income taxes paid	(824)	(9,782)	(10,947)
Refund of income taxes	5,655	—	5,656
Net cash (used in) provided by operating activities	26,863	35,176	51,494
II Cash flows from investing activities			
Purchases of marketable securities	(47,497)	(35,017)	(84,001)
Proceeds from sales of marketable securities	42,597	41,102	85,897
Purchases of investment securities	(7,552)	(1,096)	(8,093)
Proceeds from sales of investment securities	698	354	1,247
Purchases of fixed assets	(7,230)	(3,813)	(11,746)
Proceeds from sales of fixed assets	33	5,363	1,427
Net decrease (increase) in short-term loans	5	0	5
Net decrease (increase) in long-term loans	12	71	52
Net cash (used in) provided by investing activities	(18,933)	6,964	(15,211)
III Cash flows from financing activities			
Net (decrease) in long-term debt	(11)	—	(11)
Redemption of bonds	(0)	(0)	(0)
Net (increase) in treasury stock	(9)	(14)	(1,680)
Cash dividends paid	(7,102)	(4,946)	(12,021)
Cash dividends paid to minority shareholders	—	—	(5)
Net cash used in financing activities	(7,122)	(4,960)	(13,718)
IV Effect of exchange rate changes on cash and cash equivalents	182	121	170
V Net increase (decrease) in cash and cash equivalents	990	37,302	22,736
VI Cash and cash equivalents at beginning of year	36,226	57,380	36,226
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	—	—	(1,581)
VIII Cash and cash equivalents at end of year	37,217	94,682	57,380

Basis of Preparing Interim Consolidated Financial Statements

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
1. Scope of Consolidation (1) Number of consolidated subsidiaries: 16 companies Major subsidiaries: Eiko Kasei Co., Ltd. Chugai Pharma Marketing Ltd.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Chugai Pharma Marketing Ltd. Chugai Pharma (Shanghai) Consulting Co., Ltd. has been included in the scope of consolidation due to its establishment in 2005. Tohoku Chugai Pharmaceutical Co. Ltd. has been excluded from the scope of consolidation of the Balance Sheet as of June 30, 2005 because they had little value in their materiality. Their profit and loss statement during the first half period of 2005 is consolidated in the Consolidated Statement of Income.	1. Scope of Consolidation (1) Number of consolidated subsidiaries:15 companies Major subsidiaries: Chugai Pharma Marketing Ltd. Chugai Clinical Research Center Co., Ltd. has been included from the scope of consolidation due to its establishment in 2004. Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation of the Balance Sheet as of Dec 31, 2004 because they had little value in their materiality. Their profit and loss statement during 2004 is consolidated in the Consolidated Statement of Income.
(2) Non-consolidated subsidiaries: None	(2) Non-consolidated subsidiaries: Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.	(2) Non-consolidated subsidiaries: Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left
(2) Companies to which the equity method has not been applied: Affiliates: C&C Research Laboratories. Investments in this company have been carried at cost and the effect of its net income and retained earnings on the consolidated financial results of the Company were immaterial.	(2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.	(2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.
3. Treatment for the difference in fiscal half-year period Closing date in fiscal half-year period of all subsidiaries is in agreement with the Company.	3. Treatment for the difference in fiscal half-year period Same as in the left	3. Treatment for the difference in fiscal period Closing date of all subsidiaries is in agreement with its Company.

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Same as in the left	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	b. Basis of valuation of derivatives: Same as in the left	b. Basis of valuation of derivatives: Same as in the left
c. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left	c. Inventories Same as in the left
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).	(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to fail and these possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.	b. Reserve for bonuses to employees Same as in the left	b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date.	c. Reserve for sales returns Same as in the left	c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.
d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year. (Additional information) Although the Company had computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the first half of this fiscal year, based on sales amount, because of the revision of the sales rebate calculation rule in this fiscal half-year period.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the fiscal year. (Additional information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the fiscal year, based on sales amount, because of the revision of the sales rebate calculation rule in this fiscal year period.
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
	(Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,501 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,844 million.	(Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left	f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the interim balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the interim balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation Same as in the left	(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.
(5) Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (regardless of whether such leases are classified as operating or finance leases) except that lease which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	(5) Accounting for lease transactions Same as in the left	(5) Accounting for lease transactions Same as in the left.
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	(6) Other Same as in the left	(6) Other Same as in the left.
5. Basis of evaluation of consolidated subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of evaluation of consolidated subsidiaries Same as in the left	5. Basis of evaluation of consolidated subsidiaries Same as in the left.
6. Excess of costs over net assets of acquired subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of costs over net assets of acquired subsidiaries Same as in the left	6. Excess of costs over net assets of acquired subsidiaries Same as in the left.
7. Appropriations of Retained Earnings The accompanying interim consolidated statements of retained earnings for fiscal half-year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal half-year period.	7. Appropriations of Retained Earnings Same as in the left	7. Appropriations of Retained Earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.
8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period) All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period) Same as in the left	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal year) All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Change in Accounting Treatment

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
-----------------------------	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥549 million in the interim income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of interim financial statements.	-----------------------------

Additional information

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
-----------------------------	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement"(in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥415 million, and operating profit, recurring profit, and interim net profit before tax decreased by ¥415 million.	-----------------------------------

Notes

1. Notes to the Consolidated Balance Sheets

<table>
<tr><th>First Half of FY2004.12
(As of June 30, 2004)</th><th>First Half of FY 2005.12
(As of June 30, 2005)</th><th>FY 2004.12
(As of December 31,2004)</th></tr>
<tr>
<td>(1) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 1,180
(2) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. at the fiscal half-year end were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used ——
Commitments unused 30,000</td>
<td>(1) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 887
(2) Commitment line (loan framework) contract
Same as in the left</td>
<td>(1) Contingent liabilities
(Millions of Yen)
Guarantees of loans of employees 977
(2) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. at the end of the fiscal year were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used ——
Commitments unused 30,000</td>
</tr>
</table>

2. *Notes to the Consolidated Statements of Income*

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 729 Reserve for doubtful accounts 193 Reserve for bonuses to employees 2,429 Retirement benefit expenses 1,981 Reserve for officers' retirement benefits 36 Payroll expenses 13,008 Selling expenses 7,622 R&D expenses 22,951	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 935 Reserve for doubtful accounts 2,211 Reserve for bonuses to employees 633 Reserve for officers' retirement benefits 49 Payroll expenses 11,596 Selling expenses 6,034 R&D expenses 22,893	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,499 Reserve for doubtful accounts 10 Reserve for bonuses to employees 2,428 Retirement benefit expenses 3,300 Reserve for officers' retirement benefits 81 Payroll expenses 27,378 Selling expenses 15,263 R&D expenses 48,165
(2) ----------	(2) ----------	(2)Gain on the transfer of nonprescription products business This is due to transfer of nonprescription products business to Lion Corporation, and transfer of insecticide manufacturing business of the Company's wholly-owned subsidiary Eiko Kasei Co., Ltd. to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation.
(3) ----------	(3) ----------	(3) Gain on the transfer to a defined contribution pension plan This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.
(4) ----------	(4) Fee for licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA	(4) ----------
(5) ----------	(5) Profit from sales of fixed assets The profit was from the sale of land, building, etc. of old Kagamiishi factory, and the sale of land of old Matsunaga factory.	(5) ----------
(6) ----------	(6) Office closing costs This is mainly retirement of equipment, etc.	(6) Office closing costs This is mainly environmental protection and retirement of equipment, etc.
(7) ----------	(7) ----------	(7) Additional payment for special retirement This is due to special treatment of early retirement.
(8) ----------	(8) Impairment loss The impairment loss was for the unutilized assets of Tsukuba Research Center.	(8) ----------

3. Notes to the Consolidated Statements of Cash Flows

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)	First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)	FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)
Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.	Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.	Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets
(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Cash and deposits 37,217	Cash and deposits 94,682	Cash and deposits 57,380
Cash and Cash Equivalents 37,217	Cash and Cash Equivalents 94,682	Cash and Cash Equivalents 57,380

4. Lease Transactions

First Half of FY2004.12 (Jan.1,2004-Jun.30,2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	72	35	36
Furniture and fixtures	2,197	1,094	1,102
Total	2,269	1,129	1,139

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	427
Due over one year	712
Total	1,139

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	241
Depreciation	241

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

First Half of FY 2005.12 (Jan. 1, 2005 – Jun. 30, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	74	19	55
Furniture and fixtures	2,383	1,205	1,178
Total	2,458	1,224	1,234

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	560
Due over one year	673
Total	1,234

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	313
Depreciation	313

(4) Depreciation of leased assets

Same as in the left.

FY 2004.12 (Jan.1, 2004 - Dec. 31, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	69	12	57
Furniture and fixtures	2,375	1,017	1.357
Total	2,445	1,030	1,414

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	568
Due over one year	846
Total	1,414

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	557
Depreciation	557

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of June 30,2004:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	4,005	10,077	6,071
Bonds	51,248	51,231	(17)
Total	55,254	61,309	6,054

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
Other securities:	
Unlisted stocks, etc	546

As of June 30, 2005:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,285	7,925	4,690
Bonds	35,821	35,835	14
Others	3,989	4,051	61
Total	43,095	47,862	4,766

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
Other securities:	
Unlisted stocks, etc	537

As of December 31, 2004:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,371	7,404	4,032
Bonds	15,835	15,844	8
Others	989	999	9
Total	20,197	24,247	4,050

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	11	2	(8)
Bonds	28,099	28,095	(3)
Total	28,111	28,098	(12)
Total (a+b)	48,308	52,346	4,038

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
1,250	270	(160)

(5) Securities without market value

(Millions of Yen)

	Carrying value
Securities to be held to maturity	—
Other securities:	
Unlisted stocks, etc	555

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	22,938	5,001
Others	16,998	—
Total	39,937	5,001

6. Derivative Transactions

As of June 30, 2004:

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Buy:			
Swiss francs	6,518	6,878	359
Sell:			
Euro	939	907	31
Currency swaps:			
Euro/Yen	1,000	64	64
Total	—	—	456

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	5,000	(332)	(332)
Receive/fixed and pay/floating	5,000	341	341
Total	10,000	9	9

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of June 30, 2005:

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Buy:			
Swiss francs	13,814	13,778	(36)
Sell:			
Euro			
Currency swaps:			
Euro/Yen	1,000	34	34
Total	—	—	(2)

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	5,000	(255)	(255)
Receive/fixed and pay/floating	5,000	261	261
Total	10,000	5	5

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of December 31, 2004:

(1) Items related to the status derivative transactions

a. Description of financial derivative transactions

The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.

b. Policy of financial derivative transactions

The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.

c. Purpose of financial derivative transactions

The Company utilizes them for following purposes;

- in order to hedge against fluctuation risks in foreign currency exchange rate according to monetary claim and liabilities in foreign currencies.
- in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges

d. Description of risks associated with derivative transactions

The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.

e. Risk management of the financial derivatives

Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.

f. Supplementary note for "Description of market value of the financial derivatives"

The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Currency swaps:				
Euro/Yen	1,000	—	35	35
Total	1,000	—	35	35

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(311)	(311)
Receive/fixed and pay/floating	5,000	5,000	318	318
Total	10,000	10,000	7	7

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

7. Segment Information

(1) Business Segments

For the First Half of FY 2004.12 Ended June 30, 2004 (January 1, 2004 - June 30, 2004) and

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the First Half of FY 2005 Ended June 30, 2005 (January 1, 2005 – June 30, 2005)

The Company and its consolidated subsidiaries has transferred Insecticide business, which was categorized as "Other business" in the fiscal year 2004. As it has been comprised of a single business segment of "Pharmaceutical business" for the first half of fiscal year 2005, the disclosure of business segments has been omitted.

For the Year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the First Half of FY 2004.12 Ended June 30, 2004 (January 1, 2004 - June 30, 2004) and
For the First Half of FY 2005 Ended June 30, 2005 (January 1, 2005 –June 30, 2005)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the Year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the First Half of FY 2004.12 Ended June 30, 2004 (January 1, 2004 – June, 30, 2004) and

For the year ended December 31, 2004 (January 1, 2004 – December 31, 2004)

The disclosure of overseas sales has been omitted because they were less than 10% of the consolidated total.

For the First Half of FY 2005 Ended June 30, 2005 (January 1, 2005 – June 30, 2005) and

Oversea sales were ¥11,083 million. The disclosure of overseas sales has been omitted because they were less than 10% of the consolidated total.

8. Significant Subsequent Events

First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
----------------------------	Return of substituted portion of welfare pension plan to the government As the defined benefit pension plan law took effect, the company was approved for returning the past part of substituted portion of welfare pension plan by the Ministry of Health, Labor and Welfare as of August 1, 2005. This will influence the profit of this year by 10,850 million yen.	------------------------------

NOTICE: For the convenience of capital market participants, Chugai makes efforts to provide English translations of the information disclosed in Japanese, provided that the Japanese original prevails over its English translation in the case of any discrepancy found between documentation.


FASF
MEMBERSHIP



CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the first half of fiscal year 2005.12 ended June 30, 2005)

August 4, 2005

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

Date of Board Meeting for Settlement of Accounts: August 4, 2005
Date of Declaration of Interim Dividends: September 9, 2005
Interim Dividends: Applicable
Application of unit share system: Applicable
(A unit is 100 shares)

1. Non-Consolidated Operating Results for the First Half of FY 2005 Ended June 30, 2005

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half of FY2005.12	¥153,156 million	11.1	¥36,686 million	81.0	¥40,106 million	81.5
First half of FY2004.12	¥137,881 million	—	¥20,268 million	—	¥22,092 million	—
FY ended December 2004	¥285,149 million		¥46,707 million		¥47,591 million	

	Net Income	% change	Net Income per Share
First half of FY2005.12	¥27,360 million	106.1	¥49.78
First half of FY2004.12	¥13,275 million	—	¥24.30
FY ended December 2004	¥32,778 million		¥59.82

Note 1. Average number of outstanding shares: 549,658,803 shares for the first half ended June 30, 2005, and 546,330,235 shares for the first half ended June 30, 2004, and 546,377,165 shares for the year ended December 31, 2004, respectively.
2. Change in method of accounting: Changed
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.
4. Due to the Company's change of fiscal year-end in previous year, the Company doesn't present % change for net sales, operating income, recurring profit and net income, because this fiscal half-year period(Jan.-Jun.) isn't the same as previous half-year period(Apr.-Sept.).

(2)Dividends

	Interim Dividends per Share	Annual Dividends per Share
First half of FY2005.12	¥12.00	—
First half of FY2004.12	¥9.00	—
FY ended December 2004	—	¥18.00

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of June 30, 2005	¥410,093 million	¥338,796 million	82.6%	¥614.88
As of June 30, 2004	¥392,052 million	¥298,659 million	76.2%	¥546.41
As of December 31, 2004	¥400,842 million	¥314,604 million	78.5%	¥572.25

Note: (a) Number of shares outstanding at the end of the first half or fiscal year:550,998,318 shares as of June 30, 2005, 546,588,849 shares as of June 30, 2004, and 549,604,725 shares as of December 31, 2004, respectively.
(b) Numbers of treasury stock:5,408,178 shares as of June 30, 2005, 4,383,311 shares as of June 30, 2004 and 5,400,239 shares as of December 31, 2004, respectively.

Financial Highlights

(Million Yen)

	First Half[2] of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	Change (%)	FY2004.12	FY2005.12 (Forecasts)[3]
Net Sales	141,054	142,002	159,243	12.1	294,670	315,000
Cost of Sales [1]	48,461	54,355	59,049	8.6	111,107	114,500
(%)	34.4	38.3	37.1		37.7	36.3
SG&A Expenses	40,016	42,357	37,374	(11.8)	83,900	80,500
(%)	28.4	29.8	23.5		28.5	25.6
R&D Expenses	24,843	22,951	22,893	(0.3)	48,165	50,000
(%)	17.6	16.2	14.4		16.3	15.9
Operating Income	27,732	22,337	39,925	78.7	51,497	70,000
(%)	19.6	15.7	25.1		17.5	22.2
Recurring Profit	28,622	23,638	42,734	80.8	51,990	72,000
(%)	20.3	16.6	26.8		17.6	22.9
Net Income	18,225	13,838	28,047	102.7	34,117	51,500
(%)	12.9	9.7	17.6		11.6	16.3

Notes 1. Cost of sales includes the reserve for sales returns.

2. The period ended December 31, 2003, actually refers to results for the period from April through September 2003. Notes will be abbreviated hereafter, as the same applies to all.

3. The assumed exchange rate for the period ending December 31, 2005, is US$1=¥105, 1€=¥130 and 1CHF=¥87.

Extraordinary Gains and Losses

Extraordinary Gains

(Million Yen)

	Amount	Description
Fee of Licensing Agreement	1,667	Milestone payment received based on the licensing agreement with F. Hoffmann-La Roche Ltd. for the co-development and co-promotion of MRA.
Gain on sales of fixed assets	722	Arising from the sale of the site of the former Matsunaga Plant and the sale to Nipro Corporation of the former Kagamiishi Plant.

Extraordinary Losses

(Million Yen)

	Amount	Description
Impairment loss	549	Impairment losses relating to unutilized assets
Office closing cost	341	Relating to the relocation of Chugai Pharma U.S.A., LLC

Sales of Products

(Billion Yen)[*1]

Product Name	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	Change (%)	FY2004.12	FY2005.12 (Forecasts)
Epogin	36.2	32.0	33.2	3.8	69.0	72.6
Tamiflu	0.0	7.2	23.2	222.2	8.6	25.6
Neutrogin	14.6	13.0	14.9	14.6	27.8	30.1
Sigmart	9.5	8.5	9.1	7.1	17.8	19.1
Rituxan	3.8	7.4	8.1	9.5	16.8	17.9
Alfarol	8.7	7.6	7.6	0.0	16.0	16.1
Kytril	6.0	5.0	5.5	10.0	11.0	11.7
Herceptin	4.4	4.1	4.9	19.5	9.3	10.1
Furtulon	8.1	6.0	4.7	(21.7)	12.0	9.5
Pegasys *2	–	2.3	3.7	60.9	6.4	7.7
Suvenyl	3.5	3.2	3.7	15.6	6.9	8.0
Evista *3	–	1.5	3.6	140.0	3.3	8.5
Rythmodan	4.1	3.6	3.5	(2.8)	7.5	7.3
Oxarol	2.9	3.1	3.4	9.7	6.7	7.4
Rocephin	2.4	2.2	2.6	18.2	4.6	5.3
Euglucon *4	–	2.6	2.4	(7.7)	5.3	5.0
Renagel *5	0.8	1.6	2.1	31.3	3.6	4.6
Xeloda *5	0.4	0.9	1.2	33.3	2.1	2.6
Other Prescription Products	24.4	21.3	21.9	2.8	43.8	45.9
Nonprescription Products	11.3	9.2	–	(100.0)	16.2	–
Total	141.1	142.0	159.2	12.1	294.7	315.0
Prescription Pharmaceuticals	129.8	132.8	159.2	19.9	278.5	315.0
Domestic	120.0	123.9	148.2	19.6	260.0	294.0
Overseas	9.8	9.0	11.1	23.3	18.5	21.0

Notes
1. Amounts are rounded to the nearest ¥100 million. Percentages are calculated based on amounts shown.
2. Launched in December 2003
3. Launched in May 2004
4. The Company took over sales and marketing right of this product in October 2003.
5. Launched in June 2003

Balance Sheets

(Million Yen)

	As of September 30, 2003	As of June 30, 2004	As of June 30, 2005			As of December 31, 2004
				Change from June 30, 2004	Change from December 31, 2004	
Cash and deposits	48,978	37,217	94,682	57,465	37,302	57,380
Trade notes and accounts receivables	93,926	104,632	104,262	(369)	(423)	104,685
Marketable Securities	33,887	42,384	33,373	(9,010)	(6,563)	39,937
Inventories	52,063	57,068	44,722	(12,346)	(13,194)	57,916
Other current assets	16,838	12,781	17,805	5,023	2,788	15,016
Total current assets	245,695	254,083	294,846	40,762	19,909	274,937
Tangible fixed assets	93,870	92,851	74,868	(17,982)	(15,182)	90,051
Intangible fixed assets	3,167	3,036	6,873	3,836	4,081	2,791
Investments and other assets	54,038	52,221	44,373	(7,848)	704	43,669
Total fixed assets	151,076	148,110	126,116	(21,994)	(10,396)	136,512
Total assets	396,772	402,194	420,962	18,768	9,512	411,449
Trade notes and accounts payable	16,792	12,446	11,469	(976)	(7,695)	19,164
Other current liabilities	39,708	35,447	40,367	4,920	(3,824)	44,191
Total current liabilities	56,501	47,894	51,837	3,943	(11,519)	63,356
Fixed liabilities	51,954	47,825	22,164	(25,660)	(3,618)	25,783
Total liabilities	108,455	95,719	74,002	(21,717)	(15,137)	89,139
Minority interests	1,413	1,403	1,414	10	(48)	1,462
Common stock	68,228	68,409	71,261	2,851	729	70,531
Additional paid-in capital	88,090	88,271	91,115	2,844	727	90,387
Retained earnings	133,841	150,707	187,861	37,153	23,006	164,854
Treasury stock, at cost	(5,927)	(5,945)	(7,631)	(1,686)	(14)	(7,616)
Other capital	2,668	3,628	2,939	(689)	250	2,688
Total shareholders' equity	286,903	305,070	345,545	40,474	24,699	320,846
Total liabilities, minority interests, and shareholders' equity	396,772	402,194	420,962	18,768	9,512	411,449

Performance Indicators

	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	FY2004.12	FY2005.12 (Forecast)
Return on Equity	6.5%	4.6%	8.6%	11.0%	–
Return on Assets (Recurring Profit)	7.0%	5.9%	10.4%	12.7%	–
Net Income per share [Basic]	¥33.19	¥25.33	¥51.03	¥62.27	¥93.47
Net Income per Share [Fully Diluted]	¥32.69	¥24.96	¥50.60	¥61.34	¥93
Shareholders' Equity per Share	¥525.18	¥558.14	¥627.13	¥583.61	–
Shareholders' Equity to Total Assets	72.3%	75.9%	82.1%	78.0%	–
Payout ratio	–	–	–	28.9%	–

Note Interim ROE and ROA values are not annualized.

Capital Expenditures

(Million Yen)

	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	FY2004.12	FY2005.12 (Forecasts)
Capital Expenditures	6,463	5,351	2,355	9,865	20,000
Depreciation	6,067	6,060	5,937	12,694	12,500

Principal Capital Investments

(Million Yen)

	Description of investment	Investment to-date		Total (planned) investment	Start of construction	Slated completion date
			(Investment made in First Half of FY 2005.12)			
Utsunomiya Plant	Construction of antibody product manufacturing facilities (Second stage of construction)	5,775	80	9,314	March 2003	July 2007
Utsunomiya Plant	Construction of a second quality control wing	1,258	521	1,830	August 2004	December 2005
Fujieda Plant	Solid-form drug production lines and other associated facilities	–	–	20,000	August 2005	December 2008
Ukima and Fujieda Plants	Investigational drug synthesis and formulation facilities	–	–	8,000	December 2005	2007-2008

Cash Flows

(Millions Yen)

	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	FY2004. 12
Net cash (used in) provided by operating activities	(16,857)	26,863	35,176	51,494
Net cash (used in) provided by investing activities	6,495	(18,933)	6,964	(15,211)
Net cash used in financing activities	(11,341)	(7,122)	(4,960)	(13,718)
Effect of exchange rate changes on cash and cash equivalents	89	182	121	170
Net increase (decrease) in cash and cash equivalents	(21,614)	990	37,302	22,736
Cash and cash equivalents at beginning of year	70,593	36,226	57,380	36,226
Cash decrease resulting from exclusion of subsidiaries from consolidation	–	–	–	(1,581)
Cash and cash equivalents at end of year	48,978	37,217	94,682	57,380

Common Stock and Additional Paid-in Capital

Name	No. of shares (Thousands)	Common stock (Million Yen)	Additional paid-in capital (Million Yen)
As of December 31, 2004 (previous term-end)	555,004	70,531	90,387
Change due to the Conversion of Convertible Bonds	727	278	276
Increase due to the Exercise of Warrant on Bonds with Warrants	673	451	450
Gain on the Disposal of Treasury Stock	–	–	0
As of June 30, 2005 (end of interim period)	556,406	71,261	91,115

Convertible Bonds

Type:	Balance of unredeemed bonds [Issued amount]	Redemption period	Redemption price*	Rate
#6 Series Unsecured Convertible Bonds	¥1,306 million [¥25,000million]	November 1, 1996 - September 29, 2008	¥762.50	1.05%

Note In connection with capital reduction with compensation, we adjusted the exercise price from ¥1,014.00 to ¥762.50 effective August 1, 2002.

Corporate Bonds

Type:	Balance of unredeemed bonds [Issued amount]	Exercise period	Exercise price	Rate
#1 Series Bonds with Subscription Warrants	¥2,404 million [¥43,883 million]	October 1, 2002 - September29, 2008	¥1,338.5108	0.8969%

Number of Employees

	As of September 30, 2003	As of June 30, 2004	As of June 30, 2005	As of December 31, 2004	As of December 31, 2005 (Forecasts)
Number of employees	5,723	5,582	5,471	5,327	5,310

Note Number of employees includes staff seconded to companies outside the Group.

For reference: Highlights (Non-consolidated)

(Million Yen)

	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12	FY2004.12	FY2005.12 (Forecasts)
Net Sales	135,568	137,881	153,156	285,149	303,500
Cost of Sales *1	47,491	54,330	58,494	110,627	113,500
(%)	35.0	39.4	38.2	38.8	37.4
SG&A Expenses	38,116	40,293	35,102	79,770	76,000
(%)	28.1	29.2	22.9	28.0	25.0
R&D Expenses	25,202	22,990	22,872	48,043	50,000
(%)	18.6	16.7	14.9	16.8	16.5
Operating Income	24,757	20,268	36,686	46,707	64,000
(%)	18.3	14.7	24.0	16.4	21.1
Recurring Profit	26,228	22,092	40,106	47,591	66,500
(%)	19.3	16.0	26.2	16.7	21.9
Net Income	17,457	13,275	27,360	32,778	49,500
(%)	12.9	9.6	17.9	11.5	16.3
Return on Equity *2	7.1%	4.5%	8.4%	10.8%	–
Return on Assets (Recurring Profit) *2	7.2%	5.6%	9.9%	12.0%	–
Net Income per Share [Basic]	¥31.79	¥24.30	¥49.78	¥59.82	¥89.84
Net Income per Share [Fully Diluted]	¥31.31	¥23.94	¥49.36	¥58.93	–
Shareholder's Equity per Share	¥514.48	¥546.41	¥614.88	¥572.25	–
Dividends per Share	–	¥9.00	¥12.00	¥18.00	–
Payout Ratio	–	–	–	30.1%	–
Shareholders' Equity to Net Sales	72.7%	76.2%	82.6%	78.5%	–
Capital Expenditures	6,311	5,307	2,236	9,757	19,800
Depreciation	5,655	5,646	5,612	11,953	12,000
Number of Employees *3	5,016	4,982	4,825	4,713	4,770

Notes 1. Cost of sales includes the reserve for sales returns.
2. Interim ROE and ROA values are not annualized.
3. Number of employees includes staff seconded to subsidiaries and other companies.

For reference: Products of Sales (Non-consolidated)

(Billion Yen)[*1]

Product Name	First Half of FY2003.12	First Half of FY2004.12	First Half of FY2005.12		FY2004.12	FY2005.12 (Forecasts)
				Change (%)		
Epogin	36.2	32.0	33.2	3.8	69.0	72.6
Tamiflu	0.0	7.2	23.2	222.2	8.6	25.6
Rituxan	3.8	7.4	8.1	9.5	16.8	17.9
Sigmart	8.0	7.3	7.7	5.5	15.6	16.3
Alfarol	8.7	7.6	7.5	(1.3)	16.0	16.1
Neutrogin	7.0	5.8	5.9	1.7	12.9	13.2
Kytril	6.0	5.0	5.5	10.0	11.0	11.7
Herceptin	4.4	4.1	4.9	19.5	9.3	10.1
Furtulon	8.1	6.0	4.7	(21.7)	12.0	9.5
Pegasys *2	–	2.3	3.7	60.9	6.4	7.7
Suvenyl	3.5	3.2	3.7	15.6	6.9	8.0
Evista *3	–	1.5	3.6	140.0	3.3	8.5
Rythmodan	4.1	3.6	3.5	(2.8)	7.5	7.3
Oxarol	2.9	3.1	3.4	9.7	6.7	7.4
Rocephin	2.4	2.2	2.6	18.2	4.6	5.3
Euglucon *4	–	2.6	2.4	(7.7)	5.3	5.0
Renagel *5	0.8	1.6	2.1	31.3	3.6	4.6
Xeloda *5	0.4	0.9	1.2	33.3	2.1	2.6
Other Prescription Products	23.8	20.7	21.1	1.9	42.4	44.6
Prescription Pharmaceuticals Total	120.0	123.9	148.2	19.6	260.0	294.0
Neutrogin	2.4	3.3	3.1	(6.1)	5.8	6.0
Sigmart	1.3	1.0	1.2	20.0	1.9	2.5
Ulcerlmin	0.5	0.4	0.6	50.0	1.0	1.0
Export Products Total	4.3	4.8	5.0	4.2	9.0	9.5
Guronsan Brand	5.0	3.9	–	–	8.2	–
Varsan	4.4	4.0	–	–	5.2	–
Chugai Ichoyaku Brand	0.6	0.4	–	–	0.9	–
Nonprescription Products Total	11.3	9.2	–	–	16.2	–

Notes
1. Figures are rounded to the nearest ¥100 million. Percentages are calculated based on amounts shown.
2. Launched in December 2003
3. Launched in May 2004
4. The Company took over the marketing of this product in October 2003.
5. Launched in June 2003

For reference: Outline of Principal Subsidiary and the State of Its Business Result

Chugai Pharma Marketing Ltd.

Established	1997
Location	London, United Kingdom
Business	Sale Administration
Capital	£8,677,808 (June 2005)
Percentage Ownership	100.0%

Note Chugai Pharma Marketing Ltd. oversees the sales and marketing operations of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and CHUGAI sanofi-aventis S.N.C..

Business Results

(Million Yen)

(Consolidated)	First Half of FY2004.12	First Half of FY2005.12
Net Sales	6,956	8,664
In local currency (Thousands)	*£35,458*	*£43,331*
Compared with the previous interim period	95.7%	122.2%
Net Income	801	1,082
In local currency (Thousands)	*£4,083*	*£5,414*
Compared with the previous interim period	88.4%	132.6%

Note Note: Translations into yen are based on the rate on the day of settlement of accounts (Interim period 2004: 1£=¥196.18; Interim period 2005: 1£=¥199.95)

For reference: Products distribution


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
(CPM)
CHUGAI sanofi-aventis S.N.C.
(CPM ownership: 55%)
Chugai Pharma Marketing Ltd. the Germany branch
(Branch office of CPM)
Chugai Pharma France S.A.S.
(CPM ownership: 100%)
Chugai Pharma U.K. Ltd.
(CPM ownership: 100%)
Sanofi-Aventis Group, etc
Respective Markets

Development pipeline (as of August 4, 2005)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara® Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Preparing for filing	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
R340	Colorectal cancer #	Phase 2 Completed	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase 2			
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)			
R1415	Lung cancer	Phase 2	erlotinib Tarceva® Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
CAL	Bone metastases	Phase 1/2 (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 Completed (Japan)			
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1 Completed	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R435	Colorectal cancer	Phase 1/2	bevacizumab Injection	Roche / Genentech (Avastin®)	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg™)	HER dimerization inhibitory humanized monoclonal antibody
Bone and Joint					
MRA	Rheumatoid arthritis	Phase 3 Completed (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (soJIA)	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	
		Phase 2 (UK)	tocilizumab Injection	In-house (Roche)	

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	Ibandronic acid Injection	Roche (Boniva® in US / Bonviva® in EU)	Bisphosphonate
		Phase 2	Ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Suntory Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
PB-94	Hyperphosphatemia	Launched Jul.05 (Taiwan)	sevelamer HCl Renagel® Tablet	Genzyme	Phosphate binding agent
R744	Renal anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas® Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
MRA	Castleman's disease (Orphan drug status in Japan)	Launched Jun.05 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
	Crohn's disease	Phase 2 (Japan)	tocilizumab Actemra® Injection	In-house	
	Systemic lupus erythematosus (SLE)	Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
R964	Chronic hepatitis C	Filed	ribavirin Copegus® Tablet	Roche	Anti-viral agent in combination with Pegasys®
Other field					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
	Anemia in premature infants #	Filed Mar.02	epoetin beta Epogin® Injection		
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal fumarate Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Completed (US)			
	Irritable bowel syndrome (IBS)	Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	Oral	Roche	Insulin sensitizer

Changes from the last announcement on April 22, 2005

Oncology

- EPOCH — Preparing for filing (chemotherapy-induced anemia)
- R744 — Started phase 2 (clinical pharmacology study; chemotherapy-induced anemia)
- CAL — Completed phase 1 (Japan, hypercalcemia of malignancy)

Bone and Joint disease

- MRA — Completed phase 3 (Japan, rheumatoid arthritis)
- R484 — Started phase 2 (oral, osteoporosis)

Renal disease

- PB-94 — Launched in Taiwan (hyperphosphatemia)

Transplant, Immunology and Infectious disease

- MRA — Launched (Japan, Castleman's disease)
- R964 — Filed (chronic hepatitis C in combination with Pegasys®)

Fiscal Year 2005.12
Supplementary Materials for Consolidated Interim Financial Results Period Ended June 30, 2005

Creating Value for Life


CHUGAI
CHUGAI PHARMACEUTICAL CO., LTD.

Roche A member of the Roche group

2. Forecast for the Year Ending December 31, 2005 (January 1, 2005 - December 31, 2005)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share	
				Second Half	
FY ending December 2005	¥ 303,500 million	¥ 66,500 million	¥ 49,500 million		

Reference: Projected net income per share for the year ending December 31, 2005 is ¥89.84.

Note: (a) The Company doesn't describe "Annual Dividends per Share" because these are not determined yet.

(b) The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

See page 10 of the Interim Consolidated Financial Statements as to the above forecasts.

Interim Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of June 30, 2004			As of June 30, 2005			As of December 31, 2004		
Assets			%			%			%
I Current Assets:									
Cash and deposits	28,046			85,631			48,309		
Trade notes receivable(*3)	7,502			128			3,288		
Accounts receivable	95,940			103,206			100,517		
Marketable securities	42,384			33,373			39,937		
Inventories	56,189			44,069			57,224		
Deferred tax assets	7,877			10,129			9,268		
Other	5,503			4,991			4,062		
Reserve for doubtful accounts	(838)			(323)			(653)		
Total current assets		242,605	61.9		281,206	68.6		261,955	65.4
II Fixed Assets									
1. Tangible fixed assets: (*1)									
Buildings	46,690			40,697			44,821		
Machinery and equipment	16,643			11,199			14,436		
Land	9,870			9,109			9,870		
Construction in progress	7,466			4,211			10,013		
Other	9,336			8,011			9,273		
Total tangible fixed assets	90,007			73,229			88,415		
2. Intangible fixed assets:	1,296			5,542			1,150		
3. Investments and other assets:									
Investment securities	19,387			15,026			12,952		
Investments in subsidiaries and affiliates	6,071			6,111			6,121		
Deferred tax assets	17,969			15,130			16,572		
Other	15,016			14,128			14,015		
Reserve for doubtful accounts	(302)			(281)			(340)		
Total investments and other assets	58,143			50,115			49,321		
Total fixed assets		149,446	38.1		128,886	31.4		138,887	34.6
Total Assets		392,052	100.0		410,093	100.0		400,842	100.0

(Millions of Yen)

Accounts	As of June 30, 2004			As of June 30, 2005			As of December 31, 2004		
Liabilities			%			%			%
I Current Liabilities:									
Notes payable	6			—			—		
Accounts payable	12,261			11,402			19,098		
Short-term borrowings	—			1,000			1,000		
Accrued expenses	11,367			9,063			15,766		
Accrued income taxes	6,167			13,411			7,876		
Accrued consumption tax	1,145			1,509			2,412		
Reserve for bonuses to employees	3,922			3,713			3,773		
Reserve for sales returns	438			70			67		
Reserve for sales rebates	1,629			1,502			1,606		
Other	9,316			7,726			9,114		
Total current liabilities		46,254	11.8		49,400	12.1		60,715	15.1
II Fixed Liabilities:									
Bonds with warrant	6,011			2,404			3,306		
Convertible bonds	3,395			1,306			1,861		
Long-term debt	1,000			—			—		
Reserve for employees' retirement benefits	36,368			17,732			19,943		
Reserve for officers' retirement benefits	348			430			393		
Other	14			22			19		
Total fixed liabilities		47,137	12.0		21,896	5.3		25,522	6.4
Total liabilities		93,392	23.8		71,296	17.4		86,238	21.5
Shareholders' Equity									
I Common stock		68,409	17.5		71,261	17.4		70,531	17.6
II Additional paid-in capital									
Additional paid-in capital	88,270			91,114			90,387		
Other	0			0			0		
Total additional paid-in capital		88,271	22.5		91,115	22.2		90,387	22.6
III Retained earnings									
1. Legal reserve	6,480			6,480			6,480		
2. Voluntary earned reserve	114,525			136,388			114,525		
3. Unappropriated retained earnings for the current year	23,299			38,339			37,883		
Total retained earnings		144,305	36.8		181,208	44.2		158,888	39.6
IV Net unrealized gain on securities		3,619	0.9		2,842	0.7		2,412	0.6
V Treasury stock, at cost		(5,945)	(1.5)		(7,631)	(1.9)		(7,616)	(1.9)
Total shareholders' equity		298,659	76.2		338,796	82.6		314,604	78.5
Total Liabilities and Shareholders' Equity		392,052	100.0		410,093	100.0		400,842	100.0

Interim Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2004.12 (Jan. 1, 2004-Jun. 30, 2004)			First Half of FY 2005.12 (Jan. 1, 2005-Jun. 30, 2005)			FY 2004.12 (Jan. 1, 2004-Dec. 31, 2004)		
			%			%			%
I Net sales		137,881	100.0		153,156	100.0		285,149	100.0
II Cost of sales		54,391	39.4		58,492	38.2		111,058	38.9
Gross profit		83,490	60.6		94,664	61.8		174,090	61.1
Reserve for sales returns		498	0.4		67	0.0		498	0.2
Reversal of reserve for sales returns		438	0.3		70	0.0		67	0.0
Net gross profit		83,551	60.6		94,661	61.8		174,522	61.2
III Selling, general and administrative expenses		63,283	45.9		57,975	37.9		127,814	44.8
Operating income		20,268	14.7		36,686	24.0		46,707	16.4
IV Non-operating income (*1)		3,192	2.3		4,268	2.8		4,759	1.7
V Non-operating expenses (*2)		1,367	1.0		848	0.6		3,875	1.4
Recurring profit		22,092	16.0		40,106	26.2		47,591	16.7
VI Extraordinary gain (*3)		—	—		2,416	1.6		11,884	4.2
VII Extraordinary loss (*4)		—	—		549	0.4		5,922	2.1
Income before income taxes		22,092	16.0		41,973	27.4		53,553	18.8
Income taxes:									
Current	6,293			14,322			17,513		
Deferred	2,523	8,816	6.4	291	14,613	9.5	3,262	20,775	7.3
Net income		13,275	9.6		27,360	17.9		32,778	11.5
Retained earnings at beginning of year		10,024			10,979			10,024	
Interim dividends		—			—			4,919	
Unappropriated retained earnings for the current year		23,299			38,339			37,833	

Significant accounting policies

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
1. Basis and method for valuation of assets a. Financial assets Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Investments in subsidiaries and affiliates: Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	1. Basis and method for valuation of assets a. Financial assets Same as in the left	1. Basis and method for valuation of assets a. Financial assets Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Investments in subsidiaries and affiliates: Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. Other securities: - Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
b. Basis of valuation of derivatives Derivatives are revaluated by the market value method.	b. Basis of valuation of derivatives Same as in the left	b. Basis of valuation of derivatives Same as in the left
c. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left	c. Inventories Same as in the left
2. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	2. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method. Depreciation of software for internal use is calculated based on the usable period (five years).	2. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.
3. Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to fail and these possibilities of future loss on financial instruments.	3. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left	3. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.	b. Reserve for bonuses to employees Same as in the left	b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to [illegible]	c. Reserve for sales returns Same as in the left	c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year. (Additional Information) Although the Company had computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the first half of this fiscal year, based on sales amount, because of the revision of the sales rebate calculation rule in this fiscal half-year period.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the first half of this fiscal year.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date. (Additional Information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for the fiscal year, based on sales amount, because of the revision of the sales rebate calculation rule in this fiscal year period.
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,501 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,844 million.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left	f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.
4. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (regardless of whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	4. Accounting for lease transactions Same as in the left	4. Accounting for lease transactions Same as in the left
5. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	5. Other Same as in the left	5. Other Same as in the left

Change in accounting policies

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
--------------------------	Impairment Accounting for Fixed Assets The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. This caused a loss of ¥549 million in the interim income before income taxes. Accumulated impairment losses are deducted directly from the value of each asset according to the revised regulations of interim financial statements.	-----------------------------------

Additional information

First Half of FY 2004.12 (Jan. 1, 2004 – Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
--------------------------	Pro forma standard taxation Pro forma standard taxation system was introduced as from the fiscal year starting on and after April 1, 2004, based on "the law for partial revision of local tax law, etc."(Code 9 of 2003) issued on March 31, 2003. The company included business tax on value added and on capital in selling and general administration expenses, according to "Practical treatment for representation of pro forma part of business tax on income statement"(in the Report of practical compliance No.12 issued on February 13, 2004 by the corporate accounting standard committee). As a result of this, selling and general administration expenses increased by ¥415 million, and operating profit, recurring profit, and interim net profit before tax decreased by ¥415 million.	-----------------------------------

Notes

1. Notes to the Non-Consolidated Balance Sheets

<table>
<tr><th>First Half of FY 2004.12
(As of June 30, 2004)</th><th>First Half of FY 2005.12
(As of June 30, 2005)</th><th>FY 2004.12
(As of December 31, 2004)</th></tr>
<tr><td>(1) Accumulated depreciation of tangible fixed assets:¥125,719million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 1,180
(3)
----

(4) Increment in outstanding shares
Conversion from convertible bonds:
Number of shares converted 56,385 shares
Amount transferred to paid-in capital ¥21,539,070
Exercise of warrant bonds:
Number of shares acquired 224,556 shares
Amount transferred to paid-in capital ¥150,452,520

(5) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans on the balance sheet for fiscal half-year ended June 30 were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used —
Commitments unused 30,000</td><td>(1) Accumulated depreciation of tangible fixed assets:¥ 121,473 million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 887
(3)
----

(4) Increment in outstanding shares
Conversion from convertible bonds:
Number of shares converted 727,863 shares
Amount transferred to paid-in capital ¥278,043,666
Exercise of warrant bonds:
Number of shares acquired 673,669 shares
Amount transferred to paid-in capital ¥451,358,230

(5) Commitment line (loan framework) contract
Same as in the left</td><td>(1) Accumulated depreciation of tangible fixed assets:¥ 127,588 million
(2) Contingent liabilities
(Millions of Yen)
Guarantees of loans to employees 977
(3) Process for market notes on the end of fiscal period
Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of financial periods as if notes were settled on maturity basis.
The amount of notes matured on the end of fiscal periods and excluded from the balance sheet was as follows;
(Millions of Yen)
Notes receivable 60
(4) Increment in outstanding shares
Conversion from convertible bonds:
Number of shares converted 2,068,178 shares
Amount transferred to paid-in capital ¥790,043,996
Exercise of warrant bonds:
Number of shares acquired 2,245,567 shares
Amount transferred to paid-in capital ¥1,504,529,890

(5) Commitment line (loan framework) contract
The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc. on the balance sheet for fiscal year ended December 31 were as follows;
(Millions of Yen)
Total commitments 30,000
Commitments used —
Commitments unused 30,000</td></tr>
</table>

2. Notes to the Non-Consolidated Statements of Income

First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
(1) Significant components in non-operating income: (Millions of Yen) Interests income 86 Interests on securities 34 Dividend income 143 Patent royalties 1,000	(1) Significant components in non-operating income: (Millions of Yen) Interests income 70 Interests on securities 19 Dividend income 311 Patent royalties 1,027 Exchange profit 518 Gain on derivatives 335	(1) Significant components in non-operating income: (Millions of Yen) Interests income 201 Interests on securities 44 Dividend income 192 Patent royalties 1,954 Exchange profit 428
(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 82 Interests of bonds 45 Loss on derivatives 186 Loss on inventories 499 Loss on disposal of fixed assets 280	(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 70 Interests of bonds 20 Loss on inventories 100 Loss on disposal of fixed assets 151	(2) Significant components in non-operating expense: (Millions of Yen) Interests expense 181 Interests of bonds 80 Loss on disposal of fixed assets 446 Loss on inventories 1,160 Loss on derivatives 609
(3) Extraordinary gains:	(3) Extraordinary gains: (Millions of Yen) Fee for licensing agreement 1,667 Milestone payments received based on the licensing agreement related to the co-development and co-marketing of MRA Profit from sales of fixed assets 749 The profit was from the sale of land, building, etc. of old Kagamiishi factory, and the sale of land of old Matsunaga factory.	(3) Extraordinary gains: (Millions of Yen) Gain from transfer of OTC business to Lion Corporation 9,388 Gain from transfer of OTC business to Lion Corporation Gain from transition to Defined contribution plan system 2,495 This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.
(4) ----------	(4) Extraordinary losses: (Millions of Yen) Impairment loss 549 The impairment loss was for the unutilized assets of Tsukuba Research Center.	(4) Extraordinary losses: (Millions of Yen) Office closing costs 1,713 This consisted of mainly environmental protection fee and loss on retirement of fixed assets. Special severance payment 4,208 It is for additional payment for early retirement.
(5) Depreciation (Millions of Yen) Tangible fixed assets 5,594 Intangible fixed assets 52	(5) Depreciation (Millions of Yen) Tangible fixed assets 5,057 Intangible fixed assets 555	(5) Depreciation (Millions of Yen) Tangible fixed assets 11,848 Intangible fixed assets 104

3. Lease Transactions

First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	72	35	36
Furniture and fixtures	2,177	1,077	1,099
Total	2,249	1,113	1,136

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	423
Due over one year	712
Total	1,136

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	238
Depreciation	238

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	74	19	55
Furniture and fixtures	2,345	1,189	1,155
Total	2,419	1,208	1,211

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	551
Due over one year	659
Total	1,211

Same as in the left

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	306
Depreciation	306

(4) Depreciation of leased assets

Same as in the left

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	69	12	57
Furniture and fixtures	2,331	997	1,334
Total	2,401	1,010	1,391

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	560
Due over one year	830
Total	1,391

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	551
Depreciation	551

(4) Depreciation of leased assets

Same as in the left

4. Fair Value of Investments in subsidiaries and affiliates

As of June 30, 2004, As of June 30, 2005 and As of December 31, 2004

The Company has no investments in subsidiaries and affiliates that have fair-value.

5. Significant Subsequent Events

First Half of FY 2004.12 (Jan. 1, 2004 - Jun. 30, 2004)	First Half of FY 2005.12 (Jan. 1, 2005 - Jun. 30, 2005)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
---------------------------	Return of substituted portion of welfare pension plan to the government As the defined benefit pension plan law took effect, the company was approved for returning the past part of substituted portion of welfare pension plan by the Ministry of Health, Labor and Welfare as of August 1, 2005. This will influence the profit of this year by 10,850 million yen.	------------------------------

Translation

June 13, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

Notice Regarding Change of Trade Name

June 13, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that the trade name of Chugai-Aventis S.N.C. ("the Company") [Main Office: France. General Manager: Koichi Nishikawa], one of Chugai's consolidated overseas subsidiaries, will be changed as stated below.

1. **Reason for the change**

   As result of the trade name change of the joint venture partner from Aventis-Pharma S.A. to sanofi-aventis, pursuant to the acquisition of Aventis by Sanofi-Synthelabo [Main office: France] (which has changed its trade name to sanofi-aventis).

2. **New trade name**

   CHUGAI sanofi-aventis SNC

3. **Date of the change**

   June 17, 2005 (scheduled date for the registration of alteration)

4. **Reference**

   • Background:

   In 1989, Chugai - Rhône-Poulenc S.N.C, a joint venture between Chugai and former Rhône Poulenc Santé (currently Aventis Pharma S.A., an affiliate of sanofi-aventis) was established to develop and market "Granocyte" in Europe.

   In 2000, Chugai - Rhône-Poulenc S.N.C. was renamed to Chugai-Aventis S.N.C., following the formation of Aventis Pharma through the merger of Rhône-Poulenc Santé and Hoechst Marion Roussel.

   • Investment ratio:

   Chugai Pharma Marketing Ltd.:55%

   sanofi-aventis:45%


File Number: 82-34668


FASF
MEMBERSHIP


CHUGAI
Roche Group

Translation

July 14, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Yoshio Itaya, General Manager, Finance & Accounting Dept. Tel: +81-(0)3-3281-6611

Flash Report of the Interim Financial Results for the Fiscal Term ended June 30, 2005

On July 20, 2005(Central European Time), the Roche Group, which incorporates Roche Pharmholding B.V., the parent company of Chugai Pharmaceutical Co., Ltd.("Chugai"), will announce its half year results for fiscal year 2005 based on international accounting standards. As some financial information on Chugai will be included in the announcement, Chugai hereby announces its flash report of the interim financial results for the fiscal term ended June 2005 (January 1, 2005 to June 30, 2005) in pursuit of timely and fair disclosure to its shareholders and investors, prior to the announcement of its parent company.

The announcement of full interim financial statements is scheduled on August 4, 2005.

1. Interim Consolidated Financial Results for the fiscal term ended June 2005 (January to June 2005)

(Millions of yen)
Figures are rounded down to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan.－Jun., 2005 (A)	159,200	39,900	42,700	28,000
Results for Jan.－Jun., 2004 (B)	142,000	22,300	23,600	13,800
Difference between A and B	17,200	17,500	19,000	14,200
Change	12.1%	78.7%	80.8%	102.7%

Regarding net sales, the sales of anti-influenza agent Tamiflu® largely exceeded those of the previous year, due to the large outbreak of influenza in February and March, 2005. Also, sales of mainstay products including Epogin® (epoetin beta), a recombinant human erythropoietin, were strong. Market recognition rose for Evista®, an agent for

postmenopausal osteoporosis launched in May 2004, also contributing to sales.

On the profit level, both operating income and recurring profit increased, due to the increase in gross profit led by strong sales alongside the continued efforts to improve efficiency in expenses. Net income rose due to such factors as milestone income from Roche related to the co-development of our in-house development product MRA, as well as gains from the transfer of Kagamiishi Plant and from the sale of the land of the former Matsunaga Plant, offsetting impairment losses on idle asset and costs related to closure of offices.

2. *Interim Non-consolidated Financial Results for the fiscal term ended June 2005 (January to June 2005)*

(Millions of yen)
Figures are rounded down to the nearest 100 million

	Net Sales	Operating Income	Recurring Profit	Net Income
Results for Jan.—Jun., 2005 (A)	153,100	36,600	40,100	27,300
Results for Jan.—Jun., 2004 (B)	137,800	20,200	22,000	13,200
Difference between A and B	15,200	16,400	18,000	14,000
Change	11.1%	81.0%	81.5%	106.1%

3. *Consolidated Sales of the Mainstay Products for January 1 – June 30, 2005*

(Millions of Yen)
Figures are rounded off to the nearest 100 million

	Jan.—Jun., 2005	Jan.—Jun., 2004
Epogin	33,200	32,000
Tamiflu	23,200	7,200
Neutrogin	14,900	13,000
Sigmart	9,100	8,500
Rituxan	8,100	7,400
Alfarol	7,600	7,600
Kytril	5,500	5,000
Herceptin	4,900	4,100
Furtulon	4,700	6,000
Pegasys	3,700	2,300
Suvenyl	3,700	3,200
Evista	3,600	1,500
Rythmodan	3,500	3,600
Oxarol	3,400	3,100
Rocephin	2,600	2,200
Euglucon	2,400	2,600
Renagel	2,100	1,600
Xeloda	1,200	900

Translation

July 20, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	+81-(0)3-3273-0881

F. Hoffmann-La Roche Announces 2005 Half Year Results

F. Hoffmann-La Roche Ltd. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its 2005 Half Year Results (January 1 – June 30, 2005) Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of December 31, 2004). Its press release, presentation materials and half year report can be found on its Website (http://www.roche.com).

Media Release Presentation (PDF) Half Year Report 2005 (PDF)

Chugai's sales for the period of January 1 to June 30, 2005 are included in the announced Roche Group's results. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's interim results for fiscal 2005 (January – June, 2005) are scheduled to be announced on August 4, 2005.

Translation

August 12, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Yoshio Itaya, General Manager,
Finance & Accounting Dept.
Tel: +81-(0)3-3281-6611

Correction of Interim Consolidated Financial Statements (for the first half of fiscal year 2005.12 ended June 30, 2005)

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama) announced a correction of Interim Consolidated Financial Statements (for the first half of fiscal year 2005.12 ended June 30, 2005) as described below.

Correction: Page Consolidated 11 2. Financial Position (2)Cash Flows

(Before correction)
Net cash used in financing activities amounted to ¥4,960 million, rise of ¥1,261 million on the same period last year, due to such factors as an increase in dividend payments.

(After correction)
Net cash used in financing activities amounted to ¥4,960 million, rise of ¥2,161 million on the same period last year, due to such factors as an increase in dividend payments.